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[3D SYSTEMS LOGO]

                                  NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

CONTACT:
Jeff Krinks, Public Relations Manager
(661) 295-5600 ext. 2910
krinksj@3dsystems.com

Trudy Self, Self & Associates
(818) 880-5437
tmself@aol.com

Geoff Kreiger (DTM Corp.)
(512) 339-2922
marketing@dtm-corp.com


                    3D SYSTEMS COMPLETES TENDER OFFER FOR DTM

        VALENCIA, Calif., Aug. 20, 2001 -- 3D Systems Corp. (Nasdaq: TDSC) today announced that the initial offer period of its tender offer by its wholly owned subsidiary Tiger Deals Inc. to purchase all of the outstanding shares of common stock of DTM Corporation (Nasdaq: DTMC) expired Friday, Aug. 17, at midnight Eastern time.

        Following the expiration, the preliminary results of the tender offer show that the shares tendered totaled 6,621,914, representing approximately 93% of the outstanding shares of DTM common stock. These shares, together with 309,163 shares subject to guaranteed delivery, represent approximately 97% of the outstanding shares of DTM common stock.

        3D Systems has accepted for purchase and payment all of the shares that were validly tendered as of the expiration date of the initial offer period of the tender offer.

        3D Systems is providing a subsequent offering period, which commences on Monday, Aug. 20, and expires Thursday, Aug. 23, 2001, at midnight Eastern time, unless otherwise extended. The subsequent offering period is intended to allow 3D Systems the opportunity to acquire additional shares of DTM common stock that remain outstanding.

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3D Systems Completes Tender Offer for DTM
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        During the subsequent offering period, shares of DTM common stock will be accepted and paid for promptly as they are tendered. The same $5.80 per share consideration paid during the initial offering period will be paid during the subsequent offering period. Shares of DTM common stock tendered during the subsequent offering period may not be withdrawn.

        Once the subsequent offering period has expired, 3D Systems will merge DTM into Tiger Deals Inc. in order to acquire all shares of DTM common stock that remain outstanding. As a result of the merger, the remaining shares of DTM common stock will be converted into the right to receive $5.80 per share.

        3D Systems intends to complete the merger as soon as possible after the expiration of the subsequent offer period.

ABOUT 3D SYSTEMS

        3D Systems provides solid imaging products and services that substantially reduce the time and cost required to design, test and manufacture products. The company's systems utilize patented technologies that create physical objects from digital input.

        3D Systems currently offers the ThermoJet(R) office printer and SLA(R) industrial systems, which include proprietary software and materials. Product pricing in the U.S. begins at $49,995 for the company's entry-level printer and extends up to $799,000 for its feature-rich industrial SLA 7000 system. The company also licenses the 3D Keltool(R) process, a complementary application that produces injection molding and die casting inserts from SLA system master patterns. In February 2001, 3D Systems announced it acquired OptoForm, a French company that developed stereolithography systems that use paste materials. In April 2001, the company announced the signing of a definitive merger agreement to purchase DTM Corporation, contingent upon certain conditions.


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3D Systems Completes Tender Offer for DTM
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        Based in Valencia, Calif., 3D Systems was founded in 1986 and is recognized as the world technology and market leader in solid imaging. For additional information, visit the company's website at www.3dsystems.com or phone 888/337-9786, ext. 786. For an investor packet, call the company's shareholder communications service at 800/757-1799.

ABOUT DTM CORPORATION

        DTM develops, manufactures and markets advanced rapid prototyping and manufacturing systems, including the Sinterstation 2500plus. A growing number of manufacturers and service bureaus worldwide use these systems to rapidly create three-dimensional prototypes, parts, molds, tooling and casting patterns.

        All Sinterstation systems utilize a process called selective laser sintering (SLS) to create 3-D objects from computer-aided design (CAD) data. The Sinterstation creates the part in a matter of hours using a CO2 laser to fuse together layers of powdered plastic, metal or ceramic powders. The results are durable 3-D parts produced in a fraction of the time it would typically take using other traditional methods.

        Among the companies currently using Sinterstations are manufacturers such as BMW, Boeing, Pitney Bowes, Rockwell International, Volvo Penta and others. In addition, numerous service bureaus throughout the world include Sinterstation systems in their offerings to companies with only an occasional need for rapidly produced functional prototypes and parts. Parts and prototypes made on Sinterstation systems also are used in non-industrial settings, such as science and medicine. For more information on DTM's systems, customers and applications, visit the company's website at www.dtm-corp.com.

Note to editors: ThermoJet, SLA, Keltool and the 3D logo are registered trademarks of 3D Systems. Sinterstation and SLS are registered trademarks, and DuraForm is a trademark, of DTM Corporation.



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3D Systems Completes Tender Offer for DTM
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Certain statements in this news release may include forward-looking statements which express the expectation, prediction, belief or projection of 3D Systems. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of 3D Systems or DTM to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect each company's prospects in general include, but are not limited to: changes in general and industry-wide economic and business conditions; the availability of capital on acceptable terms; actions of competitors and customers; the uncertain outcome of litigation in which the parties are or may become involved, including the ongoing litigation between DTM and EOS GmbH; the impact of competitive products and pricing; the availability and acceptance of 3D Systems' and DTM's products generally; the extent to which the companies are able to develop new products and markets for their products; and such other factors as are described in 3D Systems' filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the year ended Dec. 31, 2000, its quarterly report on Form 10-Q for the quarter ended March 30, 2001, and its current reports on Form 8-K filed on April 6 and April 10, 2001.


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